Grupo Casa Saba Announces the Payment of a Cash Dividend of $0.6405 Per Share on June 8th 2007

Mexico City, May 29, 2007. - Grupo Casa Saba resolved in the General Annual Ordinary Shareholders Meeting held on April 26, 2007, to apply the amount of $170,000,000.00 (one hundred seventy million pesos 00/100) to a dividend payment in cash to the shareholders for an amount of $0.6405 (zero point six four zero five pesos) to each outstanding share. The Board of Directors on its May 28, 2007 session determined that this dividend will be paid to the shareholders on June 8th, 2007. The shareholders that receive the dividend will not be subject to any Income Tax retention.

For a fifth consecutive year, Grupo Casa Saba has given back to our shareholders by paying out a cash dividend, which, year after year, has increased above the rate of inflation. Accomplishing another goal gives us a great sense of pride and satisfaction. We will continue to focus on improving our profitability levels as well as on increasing the Company’s cash flow in order to improve the returns for our investors.

Contacts:
Jorge Sánchez                                           Jesús Martínez Rojas
Grupo Casa Saba                                      IR Communications
(52 55) 5284-6672                                     (52 55) 5644-1247
jsanchez@casasaba.com                         jesus@irandpr.com